UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K/A
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REPORT OF FOREIGN PRIVATE ISSUER
 PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
May 23, 2016
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Lombard Medical, Inc.
(Exact Name of Registrant as Specified in Its Charter)
____________________
Not applicable
(Translation of Registrant’s Name into English)
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Cayman Islands	3841	Not applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

Lombard Medical, Inc.
6440 Oak Canyon Road
Suite 200
Irvine, CA 92618
(949) 379-3750
(Address, Including ZIP Code, and Telephone Number, Including Area Code, of Registrant’s Principal
Executive Offices and Agent for Service)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note
This Amendment to the Report on Form 6-K originally filed with the Securities and Exchange Commission on May 23, 2016  (the “Original Form 6-K”) is being filed as an amendment and restatement of the disclosure in the Original Form 6-K regarding the Company’s change in independent auditor.

Contents
On May 23, 2016, the Audit Committee of the Board of Directors of Lombard Medical, Inc. (the “Company”) approved the dismissal of PricewaterhouseCoopers LLP, United Kingdom (“PwC”) as the Company’s independent registered public accounting firm effective as of May 2, 2016.
The principal accountant’s reports of PwC on the financial statements of the Company as of and for the years ended December 31, 2015 and 2014 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles except that the report of PwC included in our Form 20-F for 2015 did contain an explanatory paragraph referring to a substantial doubt over the Company’s ability to continue as a going concern and the report of PwC included in our Form 20-F for 2014 did contain an explanatory paragraph referring to the Company’s liquidity position.
During the years ended December 31, 2015 and 2014, and through May 2, 2016, there were no disagreements with PwC, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which if not resolved to PwC’s satisfaction, would have caused it to make a reference to the subject matter of the disagreement in connection with any reports it would have issued. During the years ended December 31, 2015 and 2014, and through May 2, 2016, there were no reportable events as that term is defined in Item 304(a)(1)(v) of Regulation S-K.
On May 23, 2016, the Audit Committee of the Board of Directors of the Company approved the engagement of Baker Tilly Virchow Krause, LLP (“Baker Tilly”) as the Company’s independent registered public accounting firm, effective as of May 2, 2016, to audit its financial statements for the fiscal year ending December 31, 2016.
During the years ended December 31, 2015 and 2014, and through May 2, 2016, neither the Company nor anyone on its behalf consulted with Baker Tilly regarding (i) the application of accounting principles to a specified transaction, either completed or proposed; the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided that Baker Tilly concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).
The dismissal of PwC and engagement of Baker Tilly as the Company’s independent registered public accounting firm is part of the Company’s strategy to reduce administrative costs and to relocate corporate governance functions and service providers from the UK to the US.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irvine, State of California, on May 24, 2016.
LOMBARD MEDICAL, INC.

By:	/s/ William J. Kullback
Title: Principal Financial and Accounting Officer